UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 16 March, 2017

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 16 March, 2017

ING nominates Jan Peter Balkenende, Margarete Haase and Hans Wijers as members of the Supervisory Board

ING will propose to the 2017 Annual General Meeting (AGM) on Monday 8 May 2017 to appoint Jan Peter Balkenende, Margarete Haase and Hans Wijers to the Supervisory Board.

Jan Peter Balkenende (Dutch, 1956) currently is Professor of Governance, Institutions and Internationalisation at Erasmus University Rotterdam and an external senior advisor to EY where he was partner Corporate Responsibility from 2011 until mid-2016. From 1998 until 2002 he was a member of Parliament of the Netherlands for the Christian Democratic Alliance (CDA). From 2002 until 2010 he served as Prime Minister of the Netherlands. Jan Peter Balkenende is among others chairman of the Dutch Sustainable Growth Coalition, the International Advisory Board Rotterdam and the Germany-Netherlands Forum. He is also a board member of the Goldschmeding Foundation. Jan Peter Balkenende holds a PhD in Law from Vrije Universiteit Amsterdam and honorary degrees from universities in Hungary, Japan, Korea, and the USA.

Margarete Haase (Austrian, 1953) currently is chief financial officer at Deutz AG. She has been a member of Deutz' Board of Management since 2009. From 1987 until 2009 she served in various management positions at Daimler-Benz and DaimlerChrysler - lastly as a Member of the Board at Daimler Financial Services. She serves as a member of the Supervisory Board of Fraport AG and ZF Friedrichshafen AG and of the German Corporate Governance Kodex committee. Margarete Haase holds a master's degree in Business Administration of Wirtschaftsuniversität Wien.

Hans Wijers (Dutch, 1951) was member of the Executive Board and CEO of AkzoNobel from 2002 until 2012. He started his career as an assistant professor and served on two think tanks for ministers before working as a management consultant for many years. Between 1994 and 1998 he served as Minister of Economic Affairs of the Netherlands. From 1999-2002 he was chairman of the Dutch office and senior partner of the Boston Consulting Group. Hans Wijers is chairman of the Supervisory Board of Heineken NV, deputy chairman at Royal Dutch Shell Plc and member of the Supervisory Board of HAL Investments. Furthermore, he is chairman of the Supervisory Board of the Royal Concertgebouw Amsterdam and of the Vereniging Natuurmonumenten. Hans Wijers holds a master's degree in Economics from University of Groningen and a PhD in Economics from Erasmus University Rotterdam.

Upon decision by the AGM, the appointment of Jan Peter Balkenende will be effective as of the end of the AGM on 8 May 2017. The appointment of Hans Wijers will be effective as of 1 September 2017. In light of a planned reduction of the total number of her board positions, the appointment of Margarete Haase will become effective at a later date upon decision of the Supervisory Board.

It is the intention of the Supervisory Board to elect Hans Wijers as its chairman to succeed Jeroen van der Veer in that capacity per the end of the AGM 2018. In order to ensure a smooth transfer of responsibilities to Hans Wijers, it will be proposed to the AGM to reappoint Jeroen van der Veer (Dutch, 1947) as member of the Supervisory Board for a period of one year. Jeroen van der Veer has been a member of the Supervisory Board since 2009.

It will also be proposed to the AGM to reappoint Hermann-Josef Lamberti (German, 1956) and Robert Reibestein (Dutch, 1956) for a next period of four years as members of the Supervisory Board. Messrs Lamberti and Reibestein have been members since 2013. After completing her four year term since appointment in 2013, Isabel Martín Castellá will retire from the Supervisory Board at the end of the AGM 2017, having reached the ING age limit for Supervisory Board members.

The proposed appointments to the Supervisory Board have been approved by the European Central Bank. The full details of all proposed (re)appointments and the composition of the Supervisory Board will be included in the proxy materials for ING's 2017 AGM on 8 May 2017, which will be published on 23 March 2017.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's 52,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, which is evidenced by the number one position among 395 banks ranked by Sustainalytics. ING Group shares are being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals. Insofar as they could have an impact in Belgium, all projects described are proposed intentions of the bank. No formal decisions will be taken until the information and consultation phases with the Work Council have been properly finalised.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.  Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

PDF version of press release: http://hugin.info/130668/R/2088160/788210.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 16 March, 2017